LEVY & BOONSHOFT, P.C.
ATTORNEYS AT LAW
477 MADISON AVENUE
NEW YORK, NEW YORK 10022
(212) 751-1414
FACSIMILE: (212) 751-6943

January 16, 2007

Via EDGAR and OVERNIGHT DELIVERY

Mr. Jeffrey Riedler
Assistant Director
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Mail Stop 6010
Washington DC 20549

Re:	NanoViricides, Inc.
Form 10-SB12G Filed on November 14, 2006
File No. 0-52318

Dear Mr. Riedler:

Please be advised that this firm is special securities counsel to NanoViricides, Inc., the above-referenced issuer (the “Issuer”). This letter is in response to the comments of the Staff of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing provided in your letter dated December 11, 2006 (the “Comment Letter”). In response to these comments, the Issuer has caused to be filed Amendment No. 1 to the Form 10-SB, a redlined version of which is enclosed with the original of this letter. The purpose of this correspondence is to illustrate these changes to the Commission and provide explanation, where necessary. Our responses follow the text of each Staff comment reproduced consecutively for your convenience.

Comment No 1:

Your Website at www.nanoviricides.com

We make reference to the homepage of your webpage where you state that you believe that “[i]t is possible that some HIV patients may be ‘cured’ by drugs developed at NanoViricides Inc.” You also state that you hope to “spearhead” the efforts to making advancements in curing many viral diseases. In contrast we note the statement on page 6 of your Form 10 that you do not claim to be creating a cure of influenza, HIV or any other viral disease. Please explain the inconsistencies.

These statements have been deleted from both the Registration Statement and the Issuer’s website.

Comment No 2:

Additionally, given the current stages of your potential product candidates, it is inappropriate for you to suggest that any persons may be cured by using your products. For example:

•“Our long term research efforts are aimed at augmenting the nanoviricides currently in development with additional agents that together may lead to either total long term control of or, in many cases, even cure of many diseases.” (page 6)

LEVY & BOONSHOFT, P.C.
Securities and Exchange Commission

•The Company does not expect HiviCide-I and HiviCide-II to cure HIV/AIDS in most patients.” (page 12)

•“It is possible that since the cells that carry the virus genome with their genetic material usually die in a normal cycle, known as apoptosis; an eventual cure in some patients may be possible with our HiviCide drugs.” (page 12)

Please delete these statements.

The Registration Statement has been revised to delete these statements accordingly.

Comment No 3:

We make reference to your NanoBiotech News (Volume 4, No. 10) which was issued on March 8, 2006. In that newsletter, there is a statement indicating that your Chief Regulatory Officer, Krishna Menon proposes that preliminary data conducted in December 2005 related to the H2Nl (common influenza) strain “is sufficient to file an investigational new drug application with the U.S. Food and Drug Administration.” Your President, Anil Diwan is then quoted as saying that “I don’t have the actual data yet. . . but we’re seeing magnitudes of efficacy improvements over the ligand.” Please provide us with more details on the results of these studies, including whether the results of these studies were completely analyzed and whether you intend to submit an IND in the near future with the FDA or if you win need to conduct additional tests prior to submitting an IND. Please note that we also note the disclosure you have in your registration statement under the section entitled “Background: Preclinical Safety and Efficacy Studies’; on page 7 and it does not appear you provide any disclosure regarding the filing of an IND in the near future. Please explain accordingly. We may have additional questions after reviewing your response.

Please note that the Issuer neither wrote nor had the opportunity to edit the NanoBiotech News. However, all references to the article have been removed from the Issuer’s updated website. The section of the Registration Statement “Background: Preclinical Safety and Efficacy Studies” was revised to include the Issuer’s intentions with reference to filing an IND as follows:

The discussions in this section and throughout this Form 10-SB registration statement describe the tests that have been conducted which have yielded these results. These results do not provide enough evidence regarding efficacy or safety to support an application with the FDA. Additional tests will need to be conducted. It must be noted that subsequent results often do not corroborate earlier results.

Comment No 4:

Also in the newsletter under the caption “Potential pharma partners line up,” there is language indicating that “[i]n conjunction with an expected IND filing, you are also positioned to begin licensing FluCide to major pharmaceutical partners and further that potential licensees have begun making inquiries. Please tell us if you have or intend to being marketing your FluCide drug candidate in the near future as we understand based on the disclosure in your Form 10-SB that this drug candidate is still in the early development phase. We may have additional questions after reviewing your response.
The Issuer has deleted all references to the article in its new website.

LEVY & BOONSHOFT, P.C.
Securities and Exchange Commission

Comment No 5:

General
Where comments on one section also relate to disclosure in another section, please make parallel changes to all affected disclosures. This will eliminate the need for us to repeat similar comments.

The Registration Statement has been revised accordingly.

Comment No 6:

Pursuant to section 12(g)(l) of the Exchange Act, your registration statement will become effective by operation of law on January 16, 2007 at which time you will be required to begin filing all of the reports mandated by Section 12(g) of the Securities Exchange Act of 1934. If the review process has not been completed before that date you should consider withdrawing the registration statement prior to January 16, 2007 to prevent it from becoming effective and refiling it at such time as you are able to respond to any remaining issues or comments.

The Issuer believes its first amendment to the Registration Statement has sufficiently responded to the Commission’s comments.

Comment No 7:

Please revise your filing to include updated financial statements and related disclosures through September 30, 2006 as required by Item 310(g) of Regulation S-B.

The Registration Statement has been revised to provide the updated financial statement material.

Comment No 8:

As a general matter, it is inappropriate to speak about the merits of the company without qualifying your statements in a manner that make clear to the reader that the company is in the developmental stage and has commenced minimal operations. Unless you have demonstrable proof of statement concerning what the company or its product candidates can do or are capable of, you should not make such statements. You may state your objectives and/or goals but you cannot state your beliefs or expectations unless you have a supportable basis for such beliefs or expectations. For example, we note the following, which we note is not meant to be exhaustive, but rather is provided for illustrative purposes.

•“The Company believes that our drugs may become the major weapons in the fight against certain viral diseases, possibly even after the other therapies have failed.” (page 6)

•“The Company also plans to seek regulatory approvals in several international markets. . . and anticipates partnering with medium and large pharmaceutical companies at various opportunities in order to advance the various drugs into commercialization. (page 6)

•“It appears very likely that using the nanoviricides technology, the efficacy of such a drug may be enhanced by orders of magnitude.” (page 8)

•“We anticipate that much of our work in the tropical and neglected diseases as well as in the areas of interest to bio-defense and emergency preparedness aspects will be conducted in collaborations with renowned institutions” (page 9)

LEVY & BOONSHOFT, P.C.
Securities and Exchange Commission

•We believe that it is possible, in war-like scenario, to develop a response to the biological weapons attack in a manner of days or weeks. Similarly we believe that when a new virus outbreak occurs. . . this building block technology may enable us to develop a new drug to fight the new threat in a minimal amount of time.” (page 10)

“The Company believes that it can help contain epidemics before they can occur in what the company terms the ‘War-like’ scenario of response to a bio-threat, whether due to bio-terrorism or natural events.” (page 10)

“The Company believes that it will be able to rapidly create new drugs against escape mutants, should they arise, due to our building block approach.” (page 12)

•“We believe that we have developed technologies that may significantly alter the field of medicine in many ways.” (page 15)

•“Our first two HIV drugs. . . together are expected to be capable of attacking and neutralizing most of the existing HN strains, clades (or subtypes), and types. The Company believes that our HiviCide drugs will enable a long-term nearly virus-free lifestyle for most HIV/AIDS patients, beyond what is feasible today with HAART therapy.” (page 17).

•“[T]o the best of our knowledge it is possible that we have the world’s most efficacious drug to treat these viruses [human influenza and bird flu]” (page 43)

Given the preliminary nature of the development of your product candidates, these statements are inappropriate and should be deleted from your document.

These statements have been deleted from the Registration Statement.

Comment No 9:

Please provide us with third party documentation supporting the following statements you make in this section:

“We believe NanoViricides is the first company to bring this proven feature to the anti -viral therapy platform:’ (page 5)

Nanomedicines against anticancer are an established goal of the NCI/NIH nanotechnology initiative.
“Non-H5N1 HP AI strains are expected to become the next pandemic threats on the horizon.” (page 5)

NIH has funded Sanofi to develop a vaccine against H7N1. This is a non H5N1 highly pathogenic influenza A strain.
http://www.sanofipasteur.com/sanofi-pasteur/ImageServlet?siteCode=AVPI_US&imageCode=17693&codeSite=AVPI_US.

“There is now acceptance in the industry, the scientific community and the public health community that injectable drugs should be developed and deployed when they provide high efficacies,” (page 8)

“BioCryst life threatening influenza injection fast tracked”
18th January 2006
By Staff Writer
The FDA has granted fast track designation to BioCryst Pharmaceuticals peramivir injection for the treatment of influenza infections, including highly virulent, life-threatening strains of influenza such as avian flu.

LEVY & BOONSHOFT, P.C.
Securities and Exchange Commission

Peramivir is an influenza neuraminidase inhibitor that, in preclinical studies, has shown potent, broad spectrum activity against multiple strains of flu, including the H5N1 virus.
On December 22, 2005, BioCryst announced that the FDA had given the company approval to begin human clinical trials using injectable peramivir.

In correspondence with BioCryst, the FDA said that it agrees that the use of peramivir in the proposed indication meets the criterion of treating a serious life-threatening condition. Based on this conclusion, the FDA designated peramivir injection for influenza infection as a fast track product, meaning that the drug will be the subject of a faster regulatory process.

"The FDA's decision supports our belief in the potential of peramivir as an effective therapy for the treatment of influenza, including highly virulent, life-threatening strains like those associated with avian influenza," said Dr Charles Bugg, chairman and CEO of BioCryst.

“While the HIV-l type is prevalent in North America, Europe, and a majority of the World, a distinct HIV type called HIV-2 with a marked prevalence in West Africa, has recently been spreading worldwide.” (page 12)

Please see the chapter on Human Retroviruses. Longo, DL and Fauci, AS “The Human Retroviruses” in Harrison’s Principles of Internal Medicine, 16th ed. McGraw Hill. pp. 1071- 1076. Also, AS Fauci and H Clifford-Lane, “”HIV Disease: AIDS and Related Disorders”, pp. 1076-1139, ibid.

“According to the US Centers for Disease Control and Prevention (‘CDC’), an estimated 5% to 20% of the American population suffers from influenza annually, more than 200,000 people are hospitalized from flu complications, and approximately 36,000 people die from the flu in the US. The worldwide death toll is estimated at upwards of 200,000 per year. (page 12)

“Of the avian influenza viruses that have crossed the species barrier to infect humans, the H5N1 has caused the largest number of detected cases of severe disease and death in humans” (page 13)

http://www.who.int/csr/disease/avian_influenza/en/index.html

“Congress has recently approved an appropriation of $3.8 billion for 2006 to support the development of various countermeasures for a flu pandemic.” (page 14)

http://canada.usembassy.gov/content/issues/avianflu_crs_0506.pdf

“We have identified several diseases as large commercially important drug development targets. These include HIV (estimated yearly sales worldwide. $20-$40 Billion), Hepatitis C (currently over $4 Billion, but expected to become over $40 Billion with the advent of effective drugs). . . .” (page 15)

http://www.leaddiscovery.co.uk/reports/pharmaceutical_reports/hepatitis_c_-
protease_inhibitors_to_drive_market_expansion.html
http://www.the-infoshop.com/study/cd44625-diseases.html

The Issuer has removed references to market sizes from the Registration Statement.

LEVY & BOONSHOFT, P.C.
Securities and Exchange Commission

Comment No 10:

We note your disclosure in the document where you provide the results of some of your preliminary studies. We also note you have provided some disclaimer language indicating that the results of the studies are preliminary and that you will need further testing. Please revise your discussions here and throughout your document as appropriate to describe the tests that you have conducted which have yielded these results and to also include appropriate caveats indicating that the results do not provide enough evidence regarding efficacy or safety to support an application with the FDA, that additional tests will be conducted and that subsequent results often do not corroborate earlier results.

The Registration Statement has been revised accordingly.

Comment No 11:

In instances where you have stated that the preclinical testing has shown efficacy, please revise to describe the results which have led you to conclude the product candidate is effective. These results should be quantified to the extent possible.

The Registration Statement has been revised accordingly.

Comment No 12:

With respect to your discussion of preliminary studies you have conducted or were conducted on your behalf by others, please also indicate whether the results of your studies have been subject to any type of statistical analysis and if so, whether the results were statistically significant. In addition, the degree of statistical significance or the P value should be disclosed and explained.

On the latest in vivo results comparing Tamiflu, the Issuer has included the statement: :hese studies are statistically significant as demonstrated by p-values of p<0.003 calculated for the various datasets.

Comment No 13:

Special Note on Forward-Looking Statements, page 3

Your references to the Securities Act and the Exchange Act should be deleted. You are not a reporting company and your forward looking statements do not appear to be protected by the safe harbors contained in those statutes.

The Registration Statement has been revised accordingly.

Comment No 14:

Corporate History, Page 3
Please expand the last paragraph of this section to discuss the following:

You have no revenue, customer or products, nor will you likely have any in the near future and may never have any;

You are an early development stage company that has barely commenced operation.
Quantify your accumulated deficit, and net and operating losses.

LEVY & BOONSHOFT, P.C.
Securities and Exchange Commission

Your auditors have issued a going concern qualification as part of their opinion.

The Registration Statement has been revised accordingly.

Comment No 15:

Preliminary Safety Studies In Vivo, page 7
Please expand your disclosure of the in vivo studies to describe what type of studies these constitute and where completion of these studies will place you in the regulatory approval process, i.e.; the FDA process.

The Registration Statement has been revised accordingly.

(See Item 10)

Comment No 16:

Please explain the meaning of the term “pendant polymeric micelles.”
A polymer whose chemical constitution is such that even a single chain of the polymer forms a micelle is said to form polymeric micelles.

“Pendant Polymer” - A pendant polymer is a polymer which has certain units in its backbone that extend short chains branched away from the backbone.

“Pendant Polymeric Micelles” therefore are polymeric micelle materials that are a class of pendant polymers.

The Registration Statement has been revised accordingly.

Implications of the Study Results, page 8

Comment No 17:

Please explain what a “proof-of principle” is.

The study demonstrated that when a small chemical is attached to our nanomicelles covalently, the resulting nanoviricide has such a high activity that as little as 1/50th of the attached molecule is needed for comparable activity. [i.e. A 20mg/kgBW injection of free molecule and a 0.04 mg/kgBW injection of the molecule attached to the polymer showed equivalent efficacy.]

Comment No 18:

Please delete the statement that you can quickly develop a drug against a virus once a suitable virus-binding compound is found.

The issuer believes its technology is sufficient to manufacture ligands for escape mutants or entirely new viruses. In Vietnam, the Issuer’s technology allowed it to manufacture a ligand for pathogenic avian influenza virus which it had never seen before in approximately two weeks.

LEVY & BOONSHOFT, P.C.
Securities and Exchange Commission

Comment No 19:

Subcontract to KARD Scientific. Inc., page 8
We note your statement that you do not have any direct collaborative relationships with Beth Israel or Harvard University, except through KARD Scientific. Please explain any indirect relationships with Beth Israel and Harvard. If the only relationship is that you have a collaborative relationship with KARD and they have unrelated arrangements with Beth Israel and Harvard University, then you should delete the references to these parties.

The relationships KARD has with Beth Israel and Harvard was an important factor why the Issuer chose KARD . Additionally, the Issuer believes it is significant for the public to know the credentials of the facilities where these studies are performed. Additionally, Dr Krishna Menon, the Issuer’s Chief Scientific Officer, is the principal shareholder of KARD and we wanted to make that disclosure in concert with discussion of the third party testing performed by KARD on the Issuer’s behalf. KARD designs specifications and protocols for third party studies to ensure compliance with scientific methodology and contracts with various educational and hospital organizations to perform these studies on behalf of its clients.

The Registration Statement has been revised to make the point clearer that only the research studies have been performed at these facilities.

Comment No 20:

Provide a further description of your agreement with KARD Scientific, including what it means to be your primary vendor for animal model study design and performance and payment provisions.

Comment No 21:

Collaboration with the Health Ministry of the Government of Vietnam, page 9
Please describe the material terms of your agreement with the Health Ministry of the Government of Vietnam including each party’s obligations, funding arrangements, payment terms, ownership of any discoveries, the existence of royalties, duration and termination provisions and any other terms deemed material. The discussion of payment terms should include any amounts paid or received to date and the aggregate amount of any potential milestone payments.

The Issuer is currently working within the NIHE under a Memorandum of Understanding (“MOU”) to perform research on behalf of the Health Ministry for nanotechnology based vaccines, therapies and diagnostics. Under the terms of the MOU, attached as Exhibit 10.12 to the Registration Statement, the Issuer will retain all intellectual property to products and technology developed under the MOU. The work plan, cost budget and compensation are to be determined in a definitive agreement, which has not yet been drafted.

Comment No 22:

Please file your agreements with the Health Ministry or explain the basis for your belief that they are not required to be filed.

The Issuer’s Memorandum of Understanding with the Health Ministry has been attached to the Registration Statement as Exhibit 10.12.

Other Collaborations, page 9

LEVY & BOONSHOFT, P.C.
Securities and Exchange Commission

Comment No 23:

You indicate that you have made significant efforts in the past year to obtain valuable collaborations agencies, institutions and commercial enterprises. You further state that as efforts materialize into formal arrangements, you will able to announce them. Please specify what these significant efforts were in the past year. Please also indicate the status of your arrangements with the collaboration agencies, institutions and commercial enterprises with which it appears you may enter formal arrangements.

In response to the instant comments, the issuer has submitted the correspondence from its Special Counsel, detailing the Issuer’s efforts with previously undisclosed governmental agencies and private organizations as Exhibit 10.13 to the Registration Statement. The Issuer hereby requests confidential treatment of this correspondence under Rule 406 of the Act ,which shall be submitted under separate cover under paragraph (b) of that Rule. The un-redacted version of this letter is attached hereto as Exhibit A and the language for which confidential treatment has been requested has been manually highlighted.

Comment No 24:

Also, revise to specifically note that the efforts might not materialize into formal agreements.

The Registration Statement has been revised accordingly.

Comment No 25:

You indicate that you anticipate that much of your work in the tropical and neglected disease areas and in the areas of bio-defense and emergency preparedness aspects will be conducted in collaborations with renowned institutions. Please explain what you mean by “tropical and neglected disease.” Please also explain the basils for your statement that you plan to conduct much of your work in the areas identified with “renowned institutions. Do you currently have work in progress with such institutions? If you have work in progress with these institutions, please identify them and describe your arrangements. If you do not have work in progress or arrangements, then delete the reference to “renowned institutions.”

The Registration Statement has been revised as follows:

Background: Rabies

The current protocol for treatment after exposure to Rabies (known as post-exposure prophylaxis or "P.E.P.") is highly successful in preventing the disease if administered promptly, within fourteen days after infection. The first step is immediately washing the wound with soap and water, which is very effective at reducing the number of viral particles. In the United States, patients receive one dose of immunoglobulin and five doses of rabies vaccine over a twenty-eight day period. One-half the dose of immunoglobulin is injected in the region of the bite, if possible, with the remainder injected intramuscularly away from the bite. The first dose of rabies vaccine is given as soon as possible after exposure, with additional doses on days three, seven, fourteen, and twenty-eight after the first. Patients that have previously received pre-exposure vaccination do not receive the immunoglobulin, only the post-exposure vaccinations.

Because of the significant expense of the rabies treatment, there is limited availability in the rural areas of these underdeveloped countries (The cost in the U.S. is approximately $1,000 for a course of treatment).

LEVY & BOONSHOFT, P.C.
Securities and Exchange Commission

At the request of the Vietnamese Ministry of Health, we initiated development of an anti-rabies drug. Rabies is a serious public health problem in Vietnam, Thailand, India, and many other tropical and subtropical countries.

Our first RabiCide drug candidates will be tested at NIHE, Vietnam, in the first quarter of 2007. There can be no assurance that our drug candidate (RabiCide) will demonstrate efficacy against rabies and if developed, that the Company will be able to successfully manufacture the drugs so that the Company may commence revenue-generating operations.

Comment No 26:

We note that you anticipate that substantial amounts of this work may be conducted with public funding. Please explain the basis for your belief that you will obtain this public funding. For example, have you identified specific grants, do you meet all the requirements for these grants, have you applied for such funding?

The Registration Statement has been revised accordingly.

Comment No 27:

You indicate that you anticipate certain collaborations that are valuable to your commercial drug development efforts. Please explain what certain collaborations you are referring to and the status of such collaborations.

See attached Exhibit A.

Comment No 28:

We note your statement that if regulatory agencies insist on development of knowledge base regarding mechanisms of actions, this may delay approval of nanoviricides substantially. Please revise to describe the current requirements of regulatory agencies. If your anticipated testing and application for approval requires a change in regulatory agencies’ requirement, then please revise the discussion to explain how the information you expect to present in order to obtain approval varies from the information that regulatory agencies regularly require.

As a result of the Issuer’s early-stage development, these references have been removed from the Registration Statement.

LEVY & BOONSHOFT, P.C.
Securities and Exchange Commission

Comment No 29:

Escape Mutants, page 10

Please explain the terms “escape mutants” and “ligand.”

The Registration Statement has been revised accordingly.

Comment No 30:

Please explain your statement “we can categorically state that any influenza virus...is certainly susceptible to our broad spectrum influenza drug, FluCide-I.” This statement appears to be a statement about efficacy which is inappropriate given the early stage of testing. Please either revise the statement to more clearly explain your meaning or delete it from your document.
The Registration Statement has been revised accordingly.

Comment No 31:

Background: Anti-HIV Drugs, Page 11

You indicate in the first sentence of this section a clinical study where only 8% of HIV infected patients with a viral load of less than 4350 copies of viral mRNA/uL progressed to full-blown AIDS in 5 years. Please identify the clinical study, including who conducted the study and when the study was conducted.

Please see the NIH website below for information on this study:

http://www3.niaid.nih.gov/news/newsreleases/1996/hivrna.htm

Comment No 32:
Please explain why a patient’s economic conditions are a reason for delaying the initiation of HAART therapy.
This article discusses issue of poverty and treatment with HIV drugs:
http://www.nytimes.com/2006/12/29/us/29drugs.html?_r=1&oref=slogin

Comment No 33:

Explain the basis for your statement that you believe you will be able to rapidly create new drugs against escape mutants.
While working with the Vietnam Ministry of Health, the issuer manufactured a ligand to a highly pathological virus it had not previously researched in less than two weeks.

Comment No 34:

Inhibiting Influenza Neuraminidase, page 13

You reference “some studies” relating to the neuraminidase inhibitor drugs, the effectiveness of the Tamiflu, and the limitations of that oseltamivir in safety profile in humans. Please identify the studies discussing these topics, including who conducted the studies, and when such studies were completed.
This is a fact. Any combination of the words neuraminidase, Tamiflu, limitations, and efficacy on Google would list numerous studies. To mention a single study would not be representative of the extent of the literature

LEVY & BOONSHOFT, P.C.
Securities and Exchange Commission

i.e.    http://www.google.com/search?sourceid=navclient&gfns=1&ie=UTF-8&rls=GGLJ,GGLJ:2006-11,GGLJ:en&q=limitations+of+oseltamivir

New England Journal of Medicine:
http://content.nejm.org/cgi/content/abstract/353/25/2667?andorexacttitleabs=and&search_tab=articles&tocsectionid=Original+ Articles&tocsectionid=Special+ Reports&tocsectionid=Special+ Articles&tocsectionid=Videos+in + Clinical+ Medicine&tocsectionid=Clinical+ PracticeAORBClinical+ Therapeutics&tocsectionid=Review+ ArticlesAORBClinical+ PracticeAORBClinical+ Implications+ of+Basic+ ResearchAORBMolecular+ MedicineAORBClinical + TherapeuticsAORBVideos+in+ Clinical+ Medicine&tocsectionid=EditorialsAORBPerspectiveAORBOutlookAORBBehind+ the+ Research&tocsectionid=Sounding+ BoardAORBClinical+ Debate&tocsectionid=Clinical + Implications+ of+Basic+ Research&tocsectionid=Health+ Policy+ ReportsAORBHealth+ Policy+ 2001AORBQuality+ of+Health+ Care&searchtitle=Articles&sortspec=Score + desc+ PUBDATE_SORTDATE + desc&excludeflag=TWEEK_element&hits =20&where=fulltext&andorexactfulltext=and& fyear=1996&fmonth=Nov&sendit=GO&searchterm=tamiflu+ resistance& searchid=1&FIRSTINDEX=0&resourcetype=HWCIT

Comment No 35:

We note your statement on page 14 that Congress has recently approved an appropriation of $3.8 billion for 2006 to support the development of various countermeasures for a flu pandemic. We note that much of this amount was allocated to state and local governments in planning their response to an outbreak of pandemic influenza. You state that some of this funding may be available for your development of anti-influenza drugs. Please explain your basis for your belief that you may receive some of these funds. Additionally, we note your statement that you believe you will be eligible for funding under the Novel Technologies programs under the US Department of Defense and Project BioShield program. Please identify the eligibility criteria and state what programs you have applied to for funding.
These statements have been deleted from the Registration Statement.

Comment No 36:

Background: Rabies, page 15
We note your discussion on page 15 relating to the fast track assignment for your RabiCide drug candidate as well as similar discussion you have on page 22 for your HiviCide-I drug candidate. Please revise your discussion to explain what fast track assignment signifies and also clarify that such status does not mean you may eliminate any phases of clinical study. Please also state how the fast track status could facilitate the drug development and regulatory review process.
All references to fast track have been deleted from the Registration Statement.

Comment No 37:
Similarly, explain the orphan disease drug designation.

These statements have been deleted from the Registration Statement.

Comment No 38:
On page 18 you indicate that you an exclusive license in perpetuity for technologies developed by TheraCour for five virus types; however, this list does not appear to list rabies. Please indicate if you obtained a license for technologies related to an anti-rabies drug? If you have, please indicate from whom and how long the license is. If you have not, please indicate if you plan to do so or if you plan to develop your own technology in developing an anti-rabies drug.
The Issuer has amended its Material License Agreement with TheraCour Pharmacy, Inc. to provide for a license for rabies. The Registration Statement has been revised accordingly.

LEVY & BOONSHOFT, P.C.
Securities and Exchange Commission

Comment No 39:

Background: NanoViricides Company Philosophy, page 15
You indicate that you believe that your technology and its “superior capabilities” can have a significant impact on Emergency Preparedness efforts worldwide. ... Please indicate in what ways your particular technology has demonstrated “superior capabilities.”

This statement has been deleted from the Registration Statement.

Comment No 40:

Products In Development, page 16
You indicate that despite the availability of a number of drugs in at least 3 (now 4) drug classes, the choices of therapies against HIV are limited.” Please describe the four drug classes you are referring to.

We have removed the references to “classes” of HIV drugs from the Registration Statement..

Comment No 41:

Patents and Proprietary Rights, page 18

Please revise the discussion of your license agreement with Theracour to include a discussion of the payment provisions, including any payments made to date, any annual maintenance provisions, and aggregate milestone payments.

The Registration Statement has been revised accordingly.

Comment No 42:

You indicate in this section that at a “suitable time,” you intend to file patent applications for various drug candidates, including AviFlucide, FluCide, FluCide-HP, RabiCide, HiviCide-I and II. Please explain what you mean by “suitable time.”

The Registration Statement has been revised to provide that a suitable time may be defined as obtaining definitive results from either in-vitro or in-vivo studies.

Comment No 43:

Competition, page 20

Please identify your competitors and their products that compete with you here or revise the discussion of each of your products to include a subsection that is clearly labeled to indicate that it includes information about your competitors.

The Registration Statement has been revised accordingly.

Comment No 44:

FDA Approval Process, page 22

LEVY & BOONSHOFT, P.C.
Securities and Exchange Commission

We note your disclosure that drugs submitted to the FDA for review with a fast track designation may be eligible for accelerated six month review and accelerated approval. It appears that you may be confusing the fast track designation with the priority review. The benefits of a fast track designation include meets to seek FDA input into development plans, the option of submitting an NDA in sections rather than submitting all components simultaneously and the option of requesting evaluations of studies using surrogate endpoints. A six month review is not a benefit of the fast track designation. The priority review status is a designation for an application after it has been submitted for FDA review for an approval of a marketing claim. A Priority designation sets the target for the FDA action at 6 months. Please revise your disclosure to delete the statement that you may be eligible for a six-month review.

The Registration Statement has been revised accordingly.

Comment No 45:

Risk Factors, page 25

Please include a specific risk factor to indicate that you currently have no products approved for commercial sale and you have not generated any revenues from commercial sales of any drug candidates. In this risk factor, please also disclose that all of your drug candidates are all in the early stages of development and, if true, please also state that it will be several years until you may have a commercial drug product, if ever.

The Registration Statement has been revised accordingly.

Comment No 46:

Please include a risk factor discussing your limited experience with pharmaceutical drug development.

The Registration Statement has been revised accordingly.

Comment No 47:

“We will need to raise substantial additional capital in the future. . ,” page 26

Please revise the risk factor discussion to clearly state that you currently do not have sufficient resources to continue your operations for the next 12 months. Please revise this discussion to clarify that you do not have sufficient resources to continue your operations for the next 12 months, how much you estimate you will need in the next twelve months to continue your operations and the consequences if you are unable to raise additional funds or sufficient additional funds. Your discussion should clarify which activities you would discontinue if you are unable to raise additional funds.
The Registration Statement has been revised accordingly.

Comment No 48:

Please include a separate risk factor to discuss the fact that you have received a going concern qualification and how such qualification impacts your company, including your ability to raise future capital. In your discussion, please also disclose your accumulated deficit to date and how long you may continue to operate your business with your current cash resources.

The Registration Statement has been revised accordingly.

LEVY & BOONSHOFT, P.C.
Securities and Exchange Commission

Comment No 49:

“We can provide no assurance that our drug candidates will obtain regulatory. . . .” page 28

Based on your disclosure throughout the document, it appears you are still in the early stages of development for all of your product candidates and it also appears it will be sometime before you are able to even file an IND with the FDA. If this is true, please revise this risk factor to so state and indicate the earliest date you believe you will be in a position to file an IND with the FDA as well as the product candidate you intend to seek the IND application for.

The Registration Statement has been revised accordingly.

Comment No 50:

“Development of our drug candidates requires a significant investment in R&D.,” page 29
Please indicate how much you have spend on R&D to date and how much you currently have available to expend on R&D as well as how much you expect to spend on R&D for the next 12 months.
.
The Registration Statement has been revised accordingly.

Comment No 51:

“We are subject to numerous risks inherent in conducting clinical trials any of. . . ..” page 29

This risk factor discussion appears to be discussing two separate risks. One risk appears to be dealing with your limited experience in conducting clinical trials and that the fact that you must outsource your clinical trials, and the other risk deals the various reasons your clinical trial may be terminated or delayed. Each risk factor should discuss only one risk. Please revise your risk factor so that each of the risk factor discussion referenced above is discussed separately with its own heading. Each heading should identify the risk and potential consequences, rather than referring to “numerous risks.”

The Registration Statement has been revised accordingly.

Comment No 52:

We are dependent upon our license agreement with TheraCour Pharma Inc. . . .” page 31
Please revise this risk factor so that it is tailored to your dependence on your license agreement with TheraCour. As presently drafted, this risk factor is generic and could apply to many companies in your industry. In this regard, it appears the discussion in the risk factor entitled “We license our core technology from a third party and we are dependent. . . .” on page 32 relating to your dependence on TheraCour should be discussed in this risk factor as that risk factor contains duplicative disclosure. Please revise accordingly.

The Registration Statement has been revised accordingly.

LEVY & BOONSHOFT, P.C.
Securities and Exchange Commission

Comment No 53:

Identify the “certain material provisions” that you reference.

The Registration Statement has been revised to include the material provisions of the Issuer's agreement with TheraCour, as follows:

Patents and Proprietary Rights

The Company has an exclusive license in perpetuity for technologies developed (with materials referenced in Table 1 below) by TheraCour for six virus types: HIV, Hepatitis C Virus, Herpes, Asian (bird) flu, Influenza, and rabies. Nanoviricides, Inc has notified TheraCour Pharma of its interest in acquiring licenses for others viruses.

In consideration for obtaining this exclusive license, we agreed: (1) that TheraCour can charge its costs (direct and indirect) plus a maximum of 30% of direct costs as a Development Fee payable in periodic installments as billed; (2) we will pay $25,000 per month for usage of lab supplies and chemicals from existing stock held by TheraCour; (3) we will pay $2,000 or actual costs, whichever is higher for other general and administrative expenses incurred by TheraCour on our behalf (4) to make royalty payments of fifteen percent (15%) of net sales of the licensed drugs to TheraCour Pharma, Inc.; (5) that TheraCour Pharma, Inc. retain the exclusive right to develop and synthesize nanomicelle(s), a small (approximately twenty nanometers in size) long chain polymer based chemical structure, as component elements of the Licensed Products. TheraCour Agreed that it will develop and synthesize such nanomicelle exclusively for NanoViricides, and unless such license is terminated, will not develop or synthesize such nanomicelle for its own sake or for others; and (6) TheraCour may request and NanoViricides, Inc. will pay an advance payment equal to twice the amount of the previous months invoice to be applied as a prepayment towards expenses.

TheraCour Pharma, Inc., may terminate the license upon a material breach by us as specified in the agreement. However, we may avoid such termination if within 90 days of receipt of such termination notice we cure the breach.

Comment No 54:

“We do not have any facilities appropriate for preclinical or clinical testing . . . .,” page 32
Please discuss the risks associated with your lack of facilities appropriate for pre-clinical or clinical testing as a separate risk factor. You should also discuss as separate risk factors the risks associated with the fact that you lack manufacturing experience and the risks associated with the fact that you have no sales and marketing personnel.

The Registration Statement has been revised accordingly.

Comment No 55:

In your risk factor discussing your lack of facilities that is appropriate for pre-clinical or clinical testing, please disclose that KARD Scientific has provided some preclinical testing services for you and that you are substantially dependent on such services. Additionally, if other individuals or entities provide you with similar testing services and you are substantially dependent on them, please identify them in this risk factor and indicate whether you have an agreement with them. If you have an agreement, in an appropriate section of your document, you should disclose the material terms of the agreement and file the agreement as an exhibit.

LEVY & BOONSHOFT, P.C.
Securities and Exchange Commission

The Registration Statement has been revised accordingly.

Comment No 56:

In your risk factor discussing you lack of manufacturing experience, please explain how your manufacturing experience is limited. Additionally, based on the disclosure you provide throughout the document, including in the risk factor entitled “We license our core technology from a third party. . . .” on page 32, it appears you depend on TheraCour for your manufacturing needs as well as “other third parties.” In that regard, in a risk factor discussing your reliance on TheraCour and others for your manufacturing needs, please identify the other third parties and also indicate if you have a manufacturing agreement with TheraCour and/or with other third parties. If so, please state that fact and also disclose when the agreements will expire. Additionally, please also describe the material provisions of the agreements in an appropriate section of the document. You should also file the agreements as exhibits.

The Registration Statement has been revised accordingly. As set forth therein, the Issuer has no manufacturing agreements with third parties.

Comment No 57:

“We license our core technology from a third Party and we are dependent on them. ..,”page 32
In your discussion of this risk and in the discussion of the TheraCour agreement in the business section, explain and quantify the “progress payments.”
The Registration Statement has been revised accordingly.

Comment No 58:

“As a consequence of our business, we are inherently at risk for product liability claims...”page 34
Please revise to explain the statement “We do not believe the absence of certain typical regulatory requirements such as Phase II or Phase III testing will limit or diminish our potential liability exposure. This statement appears to imply that you will not be performing Phase II and Phase III clinical trials. Please explain.
This risk factor has been removed from the Registration Statement as the Issuer is not yet positioned for clinical trials for which we need insurance.
Comment No 59:

You have stated that you intend to obtain insurance coverage if marketing approval is obtained. Please revise to clarify whether you intend to obtain insurance coverage for product liability claims relating to clinical trials.

This risk factor has been removed from the Registration Statement as the Issuer is not yet positioned for clinical trials for which insurance would be required

Comment No 60:

“If we use biological and hazardous materials in a manner that causes injury…,” page 34
Please disclose the limitations of your insurance coverage.

The Registration Statement has been revised accordingly.

LEVY & BOONSHOFT, P.C.
Securities and Exchange Commission

Comment No 61:

“With our limited resources, we may be unable to effectively manage growth,” page 34
You indicate that you have as of the date of this filing, you have 5 employees and several consultants and independent contractors. Please indicate approximately how many consultants and contractors you currently have, in what capacity you use these individuals and how frequently you use them. Additionally, in an appropriate section of your document, please describe the material terms of these agreements if you substantially rely on these individuals. You should also file the agreements as exhibits to your document.

This risk factor was eliminated and the risk factor entitled “Confidential Agreements with Employees.......” on page 28, addresses expansion merger capital generally.

Comment No 62:

You indicate that you intend to expand your operations and staff materially. Please describe and quantify to the extent possible, how much growth in operations and staff you plan to achieve and over what approximate time frame you anticipate such growth.

This risk factor was eliminated because the risk factor that provides for need for substantial additional capital incorporates all issues regarding management of growth and potential expansion, which is predicated on raising capital and deploying that capital efficiently.

The risk factor entitled “we will need to raise substantial additional capital......” on page ____, provides the necessary discussion for need for substantial additional capital incorporates all issues regarding management of growth and potential expansion, which is predicated on raising capital and deploying that capital efficiently.

Comment No 63:

“We depend upon our senior management and key consultants and their loss....,” page 35
Please identify the key members of your management team as well as several of the key consultants you indicate that you use in your business. With respect to key members of your management team, please whether you have employment agreements with such individuals and to the extent you have agreements, please include the term of the agreements. We note your descriptions of employments with three executive officers in the document under Item 6 of the document. With respect to your key consultants, please indicate if you have any entered into any agreements as well and in an appropriate section of your document, please describe the material terms of the agreement as well as file the agreements as exhibits to your document.

The Registration Statement has been revised accordingly.

Comment No 64:

“Political or social factors may delay or impair our ability to market our drug . . . .,” page 35
Please provide examples of the political or social pressures that could delay or cause resistance to bringing your drug candidates to market or limit pricing of your drug candidates.

The issuer has removed this risk factor due to its early developmental stage.

LEVY & BOONSHOFT, P.C.
Securities and Exchange Commission

Comment No 65:

“There are conflicts of interest among our officers, directors and stockholders. . . .,” page 35
You indicate that certain of your executive officers and directors and their affiliates are engaged in “other activities” and may have economic interests in “other business relationships with, partner companies that invest in us” as well as “interests in entities that provide products or services to us.” Please identify the certain executive officers and directors and affiliates that you are referring to as well as the other entities that invest in your company and provide products and services to you for which these individuals may have interest in. Also, specifically state that you do not have a policy dictating how the procedures for considering transactions with related parties.\

The Registration Statement has been revised accordingly.

Comment No 66:

You indicate in the second set of bullet points some of the factors that could arise in conflict of interest. Please indicate if any of these factors have resulted in the conflict of interest you have described in this section. To the extent you have experienced any of these conflicts of interest, please describe the situation and its impact on you.

The Registration Statement has been revised accordingly.

Comment No 67:

“We may enter into contracts with various U.S. government agencies, which have. . . .,” page 36
Please indicate why substantially all of your revenues in the futures, if any, may be derived from government contracts and grants.

The Registration Statement has been revised to state “substantially all of our revenues” resulting from Government contracts.

Comment No 68:

“The biotechnology and biopharmaceutical industries are characterized by rapid. . . ..” page 37
Please identify your major competitors or if there are too many to name, please provide an approximate number of competitors in your industry. Please also provide similar disclosure 10 the section entitled “Competition” On page 20.\

The Registration Statement has been revised accordingly.

Comment No 69:

“Because our common stock is traded on the ‘pink sheets,’ your ability to sell. . . .,” page 38
“Because our shares are “penny stocks,” you may have difficulty selling them. . .” page 38
“Because our common stock is traded only on the pink sheets your ability. . . ..” Page 40

Please revise your disclose to delete the reference to “trade” as the pink sheets is a quotation medium.

The Registration Statement has been revised accordingly.

Comment No 70:

“Our stock price may be volatile and your investment in our common stock. . . .,” page 39
Please disclose a quotation price of your common stock as of a recent date.
The Registration Statement has been revised accordingly.

LEVY & BOONSHOFT, P.C.
Securities and Exchange Commission

Comment No 71:

“We will likely issue additional equity securities which will dilute our share. . . .” page 40
Please indicate approximately when and how much equity stock you plan to issue as you have disclosed in other parts of the document that you anticipate needing additional funding.

The Registration Statement has been revised accordingly.

Comment No 72:

Additionally, please indicate how many options and warrants you have outstanding as well as the total authorized amount you are able to issue without obtaining prior shareholder approval.

The Registration Statement has been revised accordingly.

Comment No 73:

“Sales of additional equity securities may adversely affect the market price. . . ..” page 41
Please combine this risk factor discussion with the risk factor entitled “We will likely issue additional equity securities which will dilute your share ownership” on page 40, except for the portion of the risk factor discussing the fact that any new securities you issued could result in having greater rights, preferences or privileges than your existing stock. Please discuss that risk factor discussion as a separate risk factor.

The Registration Statement has been revised accordingly.

Comment No 74:

“Because we will not pay cash dividends, stockholders may have to sell their. . . .,” page 41
Please combine this risk factor with the risk factor entitled “We do not intend to pay cash dividends in the foreseeable future and therefore, any return on your investment. . . .” on page 40 as the fact that you do not intend to cash dividend is not a risk in of itself.

The Registration Statement has been revised accordingly.

Comment No 75:

Management’s Plan of Operations, page 43
You should provide greater details of your specific plan of operations. In this regard, please provide detailed milestones to your business plan, including a discussion of the milestones you have yet to achieve for each of your drug candidates and the specific steps needed to accomplish each milestone. Also, provide a timeline for reaching each milestone in weeks or months. Additionally, provide a detailed analysis of the costs of each step and how you intend to finance each step, to the extent possible. Specially, we note your disclosure in the Business section and numerous plans and goals for your business that you discuss in that section as well as the Management Discussion and Analysis section.

The Registration Statement has been revised accordingly.

LEVY & BOONSHOFT, P.C.
Securities and Exchange Commission

Comment No 76:

Please provide the material terms of your Memorandum of Understanding with a division of the Health Ministry for the development of H5Nl (avian flu) and rabies. You should also file the memorandum as an exhibit.

The Issuer is currently working within the NIHE under a Memorandum of Understanding (“MOU”) to perform research on behalf of the Health Ministry for nanotechnology based vaccines, therapies and diagnostics. Under the terms of the MOU, attached as Exhibit 10.12 to the Registration Statement, the Issuer will retain all intellectual property to products and technology developed under the MOU. The work plan, cost budget and compensation are to be determined in a definitive agreement, which has not yet been drafted.

Comment No 77:

Please revise your disclosure to provide an estimate of how long you believe your current cash balance will support operations as required by Item 303(a)(1)(i) of Regulation S-B

The Registration Statement has been revised accordingly.

Comment No 78:

In a risk factor on page 32 you indicate that TheraCour is a development stage company with limited financial resources that needs your progress payments to further the development of the nanoviricides. Please revise your disclosure here, and in other sections of the filing where you disclose your obligation to fund the development fee to TheraCour, to clearly indicate who controls the development program. It is unclear whether TheraCour controls development and can incur costs at a fate faster than your ability to fund them.

The development program is under the control of Nanoviricides, Inc The Registration Statement has been revised accordingly.

Comment No 79:

Please refer to the Division of Corporation Finance “Current Issues and Rulemaking Projects Quarterly Update” under section VIII - Industry Specific Issues - Accounting and Disclosure by Companies Engaged in Research and Development Activities. You can find it at the following website address:
http://www .sec.gov/divisions/corpfin/cfcrq032001.htrn#secviii.
Please disclose the following information for each of your major research and development projects:
a. The costs incurred during each period presented and to date on the project;
b. The nature, timing and estimated costs of the efforts necessary to complete the project;
c. The anticipated completion dates;
d. The risks and uncertainties associated with completing development on schedule, and the consequences to operations, financial position and liquidity if the project is not completed timely; and finally
e. The period in which material net cash inflows from significant projects are expected to commence.

Regarding a., if you do not maintain any research and development costs by project, disclose that fact and explain why you do not maintain and evaluate research and development costs by project. Provide other quantitative or qualitative disclosure that indicates the amount of your resources being used on each project.

LEVY & BOONSHOFT, P.C.
Securities and Exchange Commission

Regarding b. and c., disclose the amount or range of estimated costs and timing to complete the phase in process and each future phase. To the extent that information is not estimable, disclose those facts and circumstances indicating the uncertainties that preclude you from making a reasonable estimate.

The Registration Statement has been revised accordingly.

Comment No 80:

Item 4: Security Ownership of Certain Beneficial Owners and Management, page 49
Please indicate how many members comprise the group entitled “All Directors and Executive Officers as a Group:

The Registration Statement has been revised accordingly.

Comment No 81:

We note your disclosure that the* means that Messrs. Diwan and Ehrlich having control over the shares owned by various entities and individual. Please also specify who has dispositive power over those shares.

The Registration Statement has been revised accordingly.

Comment No 82:

Please revise your table to provide all the information required by Item 403 of Regulation S-B. For example, please provide the address of each beneficial owner. In addition, please disclose the total number of your outstanding shares of common stock used to calculate the percentage of beneficial ownership.

The Registration Statement has been revised accordingly.

Comment No 83:

Please disclose Messrs. Diwan and Ehrlich’s relationships with TheraCour Pharma in this section. We note you have provided this information in Item 7 of your document

The Registration Statement has been revised accordingly.

Comment No 84:

Item 5: Directors and Executive Officers, Promoters and Control Persons, page 50
Please clarify which individuals in the table serve as a director of the company as oppose to your scientific board. Please revise the biography section to indicate how long each director has served on the board of your company.

The Registration Statement has been revised accordingly.

Comment No 85:

Please revise each biography as applicable to. provide each person’s business experience for the past five years as required by Item 401 of Regulation S- B. Many of your officer/director disclosure do not include the applicable dates. Please revise the discussion to provide the applicable dates that the officers/directors held their various positions with you and with other companies.

LEVY & BOONSHOFT, P.C.
Securities and Exchange Commission

The Registration Statement has been revised accordingly.

Comment No 86:

Your discussion of Randall Barton’s employment references when he was a Director during the period from 1997 to 2002. Was he a Director at Boehringer Ingelheim Pharmaceuticals at this time or at another company?

All non executive officers and directors have been deleted.

Comment No 87:

Please revise the discussion of Harmon Aronson’s experience to identify the pharmaceutical consulting firm, drug delivery company, and diagnostic medical device company.

All non executive officers and directors have been deleted.

Comment No 88:

The discussion of Leo Ehrlich’s experience states that he was appointed Chairman, President and CEO on October 8, 1999. It is unclear as to what Company he was appointed to these positions.

The Registration Statement has been revised accordingly.

Comment No 89:

We note that within your business experience of Dr. Paul A. Marks you include phrases such as “made major contributions and “helped establish the highest standards.” We also note phrases such as “groundbreaking” within the business experience for Dr. John Rossi. Descriptions of this detail and subjectivity are not required by Item 401 of Regulation S-B and should be deleted. You may include a brief explanation as to the nature of the responsibility undertaken by Doctors Marks and Rossi in prior positions to provide adequate disclosure of their prior business experience.

All non executive officers and directors have been deleted.

Comment No 90:

Item 6: Executive Compensation, page 54

Please revise your disclosure in this section to provide all the information required by Item 402 of Regulation S-B presented in the manner prescribed by such regulation. For example, please provide the option table disclosure required by Items 402© and (d).

The Registration Statement has been revised accordingly.

Comment No 91:

Employment Agreements, page 54

LEVY & BOONSHOFT, P.C.
Securities and Exchange Commission

Please disclose the expiration date and expiration dates for the options granted to each of the executive officers listed in this section.

The Registration Statement has been revised accordingly.

Comment No 92
:
Compensation of Directors, page 55
Please describe the fees you expect to pay to your directors for the 2007 fiscal year, if any.

The Registration Statement has been revised accordingly.

Comment No 93:

Item 7: Certain Relationships and Related Transactions, page 55
KARD Scientific Inc., Page 56

Please indicate if your engagement with KARD Scientific is completed or not? To the extent this agreement is still active, please describe the material terms of the agreement and what services are still owed to you under the agreement. Please also file the agreement as an exhibit.

The Registration Statement has been revised accordingly.

Comment No 94:

You indicate that KARD Scientific was engaged to conduct pre-clinical animal studies and provide you with a full history of the study and final report with the data collected from Good Laboratory Practices style studies. Please briefly describe which drug candidate that studies and report concerned. Please also explain what you mean “Good Laboratory Practices style,”

The Registration Statement has been revised accordingly.

Comment No 95:

Common Stock Purchase Warrants, page 56

Please revise your disclosure to indicate that 200,000 warrants exercisable at $.25 per share, which expired on July 31, 2006 were exercised in July 2006 as noted in Note 8 to your financial statements.

The Registration Statement has been revised accordingly.

Comment No 96:

Changes in and Disagreements with Accountants, page 60

Please revise your disclosure to specifically indicate the date you dismissed Bloom & Co., LLP as your independent accountants and whether the decision to change accountants was recommended or approved by your board of directors as required by Items 304(a)(1)(i) and (iii) of Regulation S-B, respectively.

The Registration Statement has been revised accordingly.

LEVY & BOONSHOFT, P.C.
Securities and Exchange Commission

Comment No 97:

Please revise your disclose to specifically indicate the date you appointed Holtz Rubenstein Reminick LLP as your new independent accountants as required by Item 304(a)(2) of Regulation S-B.

The Registration Statement has been revised accordingly.

Comment No 98:

Please have Bloom & Co., LLP provide you the letter required by Item 304(a)(3) of Regulation S-B and file that letter as Exhibit 16.1.

The Company has requested but has not yet received the letter from Bloom and Co., LLP.

Comment No 99:

Item 4: Recent Sales of Unregistered Securities, page 60

Please expand to provide all the information required by Item 701 of Regulation S-B, including the date, price (including exercise prices), amount of securities sold and the persons or class of person to whom they were sold. For securities sold other than cash, describe the transaction and the type and amount of consideration received by the company.

The Registration Statement has been revised accordingly.

Comment No 100:

Financial Statements
Statements of Operations, page 67
Please revise your disclosures throughout your filing to reconcile the apparent discrepancies in the amount of stock and option based compensation to consultants and officers. In your statement of operations, presumably for 2006, you disclose this amount as $376,655; however in your cash flow statement, the total of your first three adjustments to reconcile net loss to net cash used in operating activities is $427,703 while the total of the apparently applicable non cash activities on page 72 is $467,926.

We have revised the statement of operations and cash flows to reconcile the discrepancies as mentioned in your comment with regard to the amount of stock and option compensation issued to consultants and officers. We incorporated your points in comment 107, when making these revisions.

Comment No 101:

Statements of Changes in Shareholders’ Equity (Deficit), page 68
Please revise your accounting for the apparent discount from common stock par value created in your reverse acquisition ofEdot-com.com, Inc. to reflect the discount as negative additional paid-in capital. In addition, please revise your disclosure to indicate any legal obligation for these shareholders to potentially contribute the total par value if necessary to prevent creditors from sustaining losses upon any liquidation of the corporation. Otherwise, please explain to us why you have recorded this apparent discount as a charge to accumulated deficit and reference the authoritative literature you relied upon to support your accounting.

LEVY & BOONSHOFT, P.C.
Securities and Exchange Commission

We have revised our accounting to reflect the discount as negative additional paid in capital. We have consulted with our attorney who upon research of appropriate state law has indicated that these shareholders would need to do nothing more than turn in their shares upon a liquidation.

Comment No 102:

Notes to Financial Statements

Note 2: Substantial Doubt Regarding Ability to Continue as a Going Concern, page 73
Please revise your disclosure to clearly indicate your viable plans to overcome the difficulties you disclose regarding your ability to continue as a going concern as required by FRC 607.02. In addition, please have your auditor revise their opinion to reference discussion of your plans as required by FRC 607.02 and recommended by paragraph 12 of AU 341.

We have revised Note 2 to the financial statements to indicate the Company’s plans to overcome the difficulties we have previously disclosed within said note and continue as a going concern. Our auditors have revised their opinion to reference this discussion.

Comment No 103:

Note 3: Summary of Significant Accounting Policies

L. New Accounting Pronouncement Affecting the Company, page 75
You disclose that you have not yet determined the impact that the adoption of SFAS 158 will have on your financial statements. Please explain to us and disclose the nature of any defined benefit pension or other postretirement plans that you currently maintain or revise your disclosure to indicate that you anticipate that the adoption of SFAS 158 will not have a material effect on your financial statements.

We have revised the disclosure with regard to the adoption of SFAS 158 to indicate that the adoption of the pronouncement will not have a material effect on the financial statements, the Company does not and has not had any defined benefit or other post retirement plans.

Comment No 104:

Note 7: Convertible Notes Payable, page 78
It appears that your convertible debentures were convertible into a variable number of common shares that could theoretically be an infinite amount. Please explain to us why you did not apparently bifurcate the conversion feature and account for this feature as a separate derivative under EITF 00-19. In your response, please provide us your analysis of each of the criteria in paragraphs 12 through 32 of EITF 00-19. In addition; please tell us, if applicable, how the provisions of paragraph 19 of this consensus impact your analysis of other outstanding instruments.

Section 5 of the 9% Series A Convertible Debenture Agreement states that the note is convertible only at maturity at the election of the holder, if the Company has a sufficient number of shares reserved and available for issuance. While we agree that the conversion feature has a ceiling (0.30), but not a floor (the outstanding balance divided by 70% of the average closing price of the Common Stock during the 15 trading days preceding the maturity date. We also feel that section 7 of the agreement which talks about redemption of the debenture at maturity sets an “implied” floor. This section states that the Company at its sole option shall have the right but not the obligation to redeem the debenture if the average closing trading price for the five days preceding maturity was below $0.25. The redemption price was the face amount of the note plus 15% interest per annum. Thus it is our position that a liability would be incurred only at maturity and that the reflection of a beneficial conversion feature associated with the reduced conversion price was the appropriate accounting.

LEVY & BOONSHOFT, P.C.
Securities and Exchange Commission

Comment No 105:

Note 8: Stock Transactions, page 78

Please revise your disclosure to clearly indicate your accounting for the 2 million options issued to Messrs. Marshall and Weidenbaum in connection with your acquisition of Edotcom.com Inc. In addition, please disclose the nature of your agreement with these individuals to subsequently cancel 200,000 of these options and your accounting therefore.

The disclosure has been revised to more clearly indicate the accounting for the 2 million options issued to Messrs. Marshall and Weidenbaum (see Note 8, page 81). We have also revised the statement of changes in shareholders’ equity to more clearly reflect the issuance of these options. The Company had recorded the fair value of these options similar to offering costs and thus had recorded both a debit and credit to additional paid in capital. We have revised the disclosure to include the fair value of the cancelled options.

Comment No 106:

We are unable to locate Note 14 referenced in your disclosure regarding your 9% Series A convertible debentures. Please provide this disclosure or correct the note reference.
The Registration Statement has been revised accordingly.

Comment No 107:

Options Granted To Officers, page 80
You disclose that you have recorded. $40,233 in deferred compensation related to options granted to officers. Please revise your balance sheet and disclosure to remove the deferred compensation consistent with paragraphs 39 through 45 and 74 of SFAS 123R. However, please continue to disclose the amount of your unearned compensation in the footnotes as required by paragraph A240h of SF AS 123R.

We have revised the balance sheet to eliminate the deferred compensation classification as is consistent with paragraphs 39 through 45 and 74 of SFAS 123R and have revised our disclosures in Note 8 accordingly.

Should you have any questions or require any further information, please do not hesitate to contact the undersigned.

Very truly yours,

Peter Campitiello

Gencarelli Group
209 Pennsylvania Avenue, SE
Washington, D.C. 20003
(202)543-6972

December 29, 2006

Eugene Seymour, MD
Chief Executive Officer
Nanoviricides, Inc.
135 Wood Street, Suite 205
West Haven, Connecticut 06516

Re: Nanoviricides, Inc. Collaboration with U.S. Military and Civilian Research Agencies and International Health Agencies, 2006-2007

Dear Dr. Seymour:

I am writing to establish a record of work done in recent months to put in place formal collaborative arrangements between Nanoviricides, Inc. and U.S. Federal research agencies.

U.S. Military- Walter Reed Army Institute for Research (WRAIR)

In June of 2006 Nanoviricides, Inc. began discussions with Colonel Julia Lynch,Chief, Infectious Diseases, WRAIR, about possible common interests and goals in the area of anti-viral treatment research. This meeting led to technical discussions in September wherein Colonel Joseph Robert Putnak, Ph.D., Director, Division of Virus Diseases, WRAIR, initiated dialogue with Nanoviricides, Inc. about a Cooperative Research and Development Agreement (CRADA) designed to test the effectiveness of the Nanoviricides, Inc. anti-vital approach against three diseases of interest at WRAIR, namely Dengue Fever, West Nile Virus and Japanese Equine Encephalitis (JEE).

As of December 22, 2006, Nanoviricides, Inc. officials have submitted required information for formalization of the CRADA and await sign-off by WRAIR officials so that work can begin within 45-60 days. This work will initially test a combination of the Nanoviricides, Inc. polymer and targeting antibody fragments derived from the specified diseases against the three diseases themselves in an in vitro setting. When these in vitro tests show adequate effectiveness, it is WRAIR's intention to continue testing with this combination in animal models where Dengue fever will be the primary focus. Nanoviricides, Inc. can reasonably expects both of these experimental tracks to move forward during the 2007 calendar year.

Page 2-Nanoviricides, Inc. Collaboration with U.S. Military and Civilian Research Agencies, 2006-2007

United States National Institute for Allergies and Infectious Disease (US-NIAID)

Nanoviricides, Inc. began discussions in September of this year with Dr. Roland Levandowski, Chief, Influenza, SARS, and Other Viral Respiratory Diseases Section Division of Microbiology and Infectious Diseases NIAID/NIH/DHH, and program manager Heather Greenstone about participating in NIAID's Small business testing and evaluation program which provides no-cost testing of novel immunotherapeutic treatment and vaccines against diseases considered, priorities for the Institute. Nanoviricides, Inc. and NIAID are now in the process of finalizing paperwork for bioassay (in vitro) testing to be done against HIV (AIDS), Influenzas, H5N1, SARS, and Herpes over the next few months. Assuming adequate effectiveness is shown in the in vitro testing, the goal will be to move on to animal studies on the same diseases. Actual experimentation will be done by NIAID contractor Utah State with all costs (other than production of Nanoviricides, Inc. materials) borne by NIAID. NIAID has indicated that if there are no unforeseen delays, both bioassay and animal studies could begin before the end of calendar year 2007.

Also in 2006, Nanoviricides, Inc. has spent time exploring possible collaboration, opportunities with foreign research institutes under the auspices and the Pan American Health Organization and the World Health Organization. The company has met on numerous occasions with Dr. John Ehrenberg of PAHO, well known for his efforts to bring novel pharmaceutical solutions to populations in underdeveloped countries where "orphan" or "neglected" disease take an inordinate toll on indigenous peoples. With Dr. Ehrenberg’s encouragement, Nanoviricides, Inc. has met with Dr. Robert Ridley, Executive Director, Tropical Disease Research Institute of the WHO, in Washington. DC and later in Geneva, Switzerland to identify target diseases and research institutes in South and Central America which that may be potential collaborators. This work is expected to produce commercial and humanitarian opportunities relating to diseases endemic in this region of the world.

I hope this summary adequately explains the state of play between Nanoviricides, Inc. and two key government collaborators. Gencarelli Group stands ready to answer detailed questions on these projects.

/s/ Dave Gencarelli
Dave Gencarelli, Gencarelli Group
202-256-6191